Exhibit 99.1

LeddarTech Collaborates with Arm on Future-Ready

Software-Defined Vehicles

QUEBEC CITY, Canada, March 13, 2024 — LeddarTech Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, for ADAS, AD and parking applications, is thrilled to announce a collaboration with Arm with a view to delivering the next generation of advanced driver assistance systems (ADAS) and autonomous driving (AD) technology for software-defined vehicles based on leading-edge Arm Automotive Enhanced® (AE) technology.

“We are delighted to announce that LeddarTech and Arm, two industry leaders, are collaborating to optimize and showcase LeddarTech’s advanced AI-based sensor fusion and perception software, LeddarVision, using the latest Arm Automotive Enhanced compute technology,” stated Frantz Saintellemy, President and CEO of LeddarTech. “This partnership, leveraging the unique capabilities of both organizations, is poised to enhance CPU capabilities for ADAS, accelerate time-to-market and facilitate the rollout of software-defined vehicles. The potential benefits of this collaboration for automotive OEMs, Tier 1 and Tier 2 suppliers are significant, promising accelerated innovation and deployment in the automotive industry,” Mr. Saintellemy added.

“Software has become ubiquitous from bumper to bumper in modern-day vehicles, and traditional product development timelines don’t allow for innovation to happen at the pace the industry needs,” said Suraj Gajendra, Vice-President of Products and Solutions, Automotive Line of Business, Arm. “This collaboration with LeddarTech enables OEMs and Tier 1s to easily leverage Arm’s latest generation Automotive Enhanced hardware and software solutions, integrated with LeddarVision, to accelerate the delivery of new AI-enabled ADAS and automated driving capabilities.”

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal, Toronto and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 150 patent applications (80 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties, including as a result of the business combination; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”